Exhibit 99.1

Ohmyhome Announces Pricing of Initial Public Offering

SINGAPORE, March 21, 2023. /newswire/ — Ohmyhome Limited (“Ohmyhome”), a data-driven property technology company based in Singapore, yesterday announced the pricing of its initial public offering of 3,775,000 ordinary shares at a price of $4.00 per share. Ohmyhome is offering 2,800,000 ordinary shares and the selling stockholder named in the prospectus is offering 975,000 ordinary shares. Ohmyhome will not receive any proceeds from the sale of shares by the selling stockholder.

The shares have been approved for listing on the Nasdaq Capital Market and are expected to begin trading under the ticker symbol “OMH” on March 21, 2023, and the offering is expected to close on or about March 23, 2023, subject to the satisfaction of customary closing conditions.

The Offering is being conducted on a firm commitment basis. Prime Number Capital LLC is acting as the sole book runner for the offering. SBI China Capital Financial Services Limited will be acting as the co-manager. Ortoli Rosenstadt LLP is acting as U.S. counsel to Ohmyhome, and Sichenzia Ross Ference LLP is acting as U.S. counsel to Prime Number Capital LLC in connection with this offering.

The offering is being made only by means of a prospectus. Copies of the final prospectus related to the offering may be obtained, when available, from Prime Number Capital LLC by email at info@pncps.com.

A registration statement relating to the sale of these securities has been filed with, and declared effective by, the Securities and Exchange Commission (File Number: 333- 268691). This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Ohmyhome

Ohmyhome is a one-stop-shop property technology platform based in Singapore, which provides end-to-end property solutions and services to end customers directly to help them buy, sell, rent, renovate their homes and more with a single application.

Ohmyhome is dedicated to bringing speed, ease, and reliability to property-related services industry, and to become the most trusted and comprehensive property solution for everyone.

Media Inquiries:

omh@blueshirtgroup.com

Investor Relations:

ir@ohmyhome.com